

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2013

<u>Via E-mail</u>
Lisa Manget Buchanan
Executive Vice President and General Counsel
Cal Dive International, Inc.
2500 CityWest Blvd., Suite 2200
Houston, Texas 77042

> **Re: Cal Dive International, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 15, 2013**
> **File No. 1-33206**

Dear Ms. Buchanan:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>Proposal 5—Approve Amendment to Our Amended and Restated Certificate of Incorporation, page 58</u>

1.   We note that you are seeking shareholder approval of an amendment to your amended and restated certificate of incorporation that removes Article XII thereof, which (i) contains certain restrictions relating to the ownership of your common stock and the citizenship of certain of your officers and directors and (ii) was included in your amended and restated certificate of incorporation in order to "keep the Company compliant" with

certain citizenship requirements set forth in the Shipping Act of 1916, the Merchant Marine Act of 1920 and the Merchant Marine Act of 1936, to which you are subject due to your engaging in coastwise trade. We further note your disclosure at page 22 of your Annual Report on Form 10-K for the fiscal year ended December 31, 2012 that if you do not comply with the restrictions set forth in the Shipping Act and the Merchant Marine Acts, you may be subject to penalties and fines. Please clarify whether going forward you will or will not be engaged in coastwise trade and/or be subject to the Shipping Act and the Merchant Marine Acts. If you will continue to be subject to such Acts, please discuss how you intend on complying with them in view of your belief that the restrictions contained in Article XII are "no longer important to [y]our business model, … unnecessarily restrict [y]our stockholders' right to freely transfer their shares … [and] could serve to discourage foreign investment in [the] Company." To this end, please describe whether the restrictions set forth in Article XII are more restrictive than what is required by the Shipping Act and the Merchant Marine Acts.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Branch Chief